Exhibit 3.6

DEAN HELLER Secretary of State	STATE OF NEVADA	CHARLES E. MOORE Securities Administrator

RENEE L. PARKER Chief Deputy Secretary of State		SCOTT W. ANDERSON Deputy Secretary for Commercial Recordings

PAMELA RUCKEL Deputy Secretary for Southern Nevada	OFFICE OF THE SECRETARY OF STATE	ELLICK HSU Deputy Secretary for Elections

Certified Copy

December 20, 2005

Job Number:	C20051230-1399
Reference Number:	00000570980-29
Expedite:
Through Date:

The undersigned filing officer hereby certifies that the attached copies are true and exact copies of all requested statements and related subsequent documentation filed with the Secretary of State of State’s Office, Commercial Recordings Division listed on the attached report.

Document Number(s)	Description	Number of Pages
20050633964-88	Certificate of Designation	18 Pages/l Copies

Respectfully,
DEAN HELLER
Secretary of State
/s/ Dean Heller
By	/s/ Illegible
Certification Clerk

Commercial Recording Division

202 N. Carson Street

Carson City, Nevada 89701-4069

Telephone (775) 684-5708

Fax (775) 684-7138

DEAN HELLER Secretary of State 204 North Carson Street, Suite 1 Carson City, Nevada 89701-4299 (775) 684 5708	Entity # C19658-2004 Document Number: 20050633964-88
Date Filed: 12/22/2005 4:00:34 PM In the office of

Certificate of Designation (PURSUANT TO NRS 78.1955)	Dean Heller Secretary of State

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Designation

For Nevada Profit Corporation

(Pursuant to NRS 78.1955)

1.	Name of corporation:

China Media Networks International, Inc.

2.	By resolution of the board of directors pursuant to a provision in the articles of incorporation, this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock:

1,700,000 shares of Series A Convertible Preferred Stock (continued)

3.	Effective date of filing (optional):

4.	Officer Signature: /s/ Mark Baum

Filing Fee: $175.00

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

CHINA MEDIAL NETWORKS INTERNATIONAL, INC.

Series A Convertible Preferred Stock

Statement of designations, preferences, privileges, and relative, optional, and other special rights

One Million Seven Hundred Thousand (1,700,000) shares are hereby designated as Series A Convertible Preferred Stock, $0.001 par value per share (the “Series A Convertible Preferred Stock”). The Series A Convertible Preferred Stock shall have the powers, designations, preferences, privileges, and relative, optional, and other special rights of the Preferred Stock and the Common Stock, respectively:

1. Stated Value. The stated value of each issued share of Series A Convertible Preferred Stock shall be deemed to be $1.00 (the “Stated Value”), as the same may be equitably adjusted whenever there may occur a stock dividend, stock split, combination, reclassification or similar event affecting the Series A Convertible Preferred Stock.

2. Dividends.

a. Dividends on Series A Convertible Preferred Stock. From and including the date of issuance of each share of Series A Convertible Preferred Stock to the earliest of (1) the payment of the Individual Series A Liquidation Preference Payment (as defined in Section 4(a) below) on each share of Series A Convertible Preferred Stock upon the liquidation, dissolution or winding-up of the Corporation, (2) the conversion of the Series A Convertible Preferred Stock, or (3) redemption of the Series A Preferred Stock pursuant to Section 7 below, the holders of shares of Series A Convertible Preferred Stock shall be entitled to receive, prior to and in preference to any declaration or payment of any dividend on any other shares of capital stock of the Corporation, a dividend for each such share at a rate per annum equal to ten percent (10%) of the Stated Value (as such term is defined in Section 1 above) thereof, payable semi-annually by one of the following methods, as selected by the Corporation, (i) in cash, to the extent funds are legally available therefor in accordance with applicable corporate law, or (ii) in-kind, with shares of registered Common Stock at a ten percent (10%) discount to the “Market Price” (as defined in Section 9 below). The date on which the Corporation initially issues any share of Series A Convertible Preferred Stock shall be deemed its “Date of Issuance” regardless of the number of times transfer of such share is made on the stock records maintained by or for the Corporation and regardless of the number of certificates which may be issued to evidence such share.

b. Priority of Payment. In the event that full dividends are not paid to the holders of all outstanding shares of Series A Convertible Preferred Stock so entitled to such payment and funds available for payment of dividends shall be insufficient to permit payment in full to holders of all such stock of the full preferential amounts to which they are then entitled, then the entire amount available for payment of dividends shall be distributed, first, ratably among all holders of Series A Convertible Preferred Stock in proportion to the full amount to which they would otherwise be respectively entitled and, second, only after the holders of Series A Convertible Preferred Stock have received the full amount of dividends to which they were entitled, ratably among all holders of other Preferred Stock and Common Stock in proportion to the full amount to which they would otherwise be respectively entitled.

(i) so long as at least 1,000,000 shares of Series A Convertible Preferred Stock are outstanding, purchase or redeem or pay or declare any dividend or make any distribution on, any shares of stock other than the Series A Convertible Preferred Stock as expressly authorized herein, or permit any Subsidiary to take any such action, except for (A) securities repurchased from former employees, officers, directors, consultants, or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service or (B) securities repurchased upon the exercise of the Corporation’s right of first refusal to purchase such securities, each as approved by the Board of Directors;

(ii) effectuate any reclassification or recapitalization of the outstanding capital stock of the Corporation, including any subdivision, consolidation, or conversion of any outstanding capital stock; or

(iii) alter or change the voting or other powers, preferences, or other rights, privileges, or restrictions of the Series A Convertible Preferred Stock contained herein (by merger, consolidation, or otherwise).

4. Liquidation, Dissolution, or Winding-Up; Certain Mergers, Consolidations and Asset Sales.

a. Payments to Holders of Series A Convertible Preferred Stock. Upon any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, the holders of the shares of Series A Convertible Preferred Stock shall be paid, before any payment shall be paid to the holders of Common Stock, or any other stock ranking on liquidation junior to the Series A Convertible Preferred Stock (the “Junior Stock”), an amount for each share of Series A Convertible Preferred Stock held by such holder equal to the sum of (1) the Stated Value thereof and (2) an amount equal to dividends accrued but unpaid thereon, computed to the date payment thereof is made available (such applicable amount payable with respect to a share of Series A Convertible Preferred Stock sometimes being referred to as the “Individual Series A Preferred Liquidation Preference Payment” and with respect to all shares of Series A Convertible Preferred Stock in the aggregate sometimes being referred to as the “Aggregate Series A Liquidation Preference Payment”). If, upon such liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, the assets to be distributed among the holders of shares of Series A Convertible Preferred Stock shall be insufficient to permit payment to the holders of Series A Convertible Preferred Stock of an aggregate amount equal to the Aggregate Series A Liquidation Preference Payment, then the entire assets of the Corporation to be so distributed shall be distributed ratably among the holders of Series A Convertible Preferred Stock (based on the Individual Series A Preferred Liquidation Preference Payments due to the respective holders of Series A Convertible Preferred Stock).

b. Payments to Holders of Junior Stock. After the payment of all preferential amounts required to be paid to the holders of the Series A Convertible Preferred Stock and any other class or series of stock of the Corporation ranking on liquidation senior to or on a parity with the Series A Convertible Preferred Stock, the holders of shares of Junior Stock then outstanding shall be entitled to receive the remaining assets of the Corporation available for distribution to its stockholders as otherwise set forth in this Amended and Restated Certificate of Incorporation.

c. Deemed Liquidation Events.

(i) The following events shall be deemed to be a liquidation of the Corporation for purposes of this Section 4 (a “Deemed Liquidation Event”), unless the holders of a majority of the shares of Series A Convertible Preferred Stock elect otherwise by written notice given to the Corporation at least five (5) days prior to the effective date of any such event:

(A) a merger or consolidation (other than the Reverse Merger) in which

(I) the Corporation is a constituent party, or

(II) a Subsidiary is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a Subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation or (2) if the surviving or resulting corporation is a wholly-owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation (provided that, for the purpose of this Section 4(c)(i), all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation, or upon conversion of convertible securities outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged); or

(B) the sale, lease, transfer, or other disposition, in a single transaction or series of related transactions, by the Corporation or any Subsidiary of all or substantially all of the assets of the Corporation and its Subsidiaries, taken as a whole, except where such sale, lease, transfer, or other disposition is to a wholly-owned Subsidiary.

(ii) The Corporation shall not have the power to effect any transaction constituting a Deemed Liquidation Event pursuant to Section 4(c)(i)(A)(I) above unless the agreement or plan of merger or consolidation provides that the consideration payable to the stockholders of the Corporation shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 4(a) and 4(b) above.

(iii) In the event of a Deemed Liquidation Event pursuant to Section 4(c)(i)(A)(II) or (B) above, if the Corporation does not effect a dissolution of the Corporation under the DGCL within sixty (60) days after such Deemed Liquidation Event, then (A) the Corporation shall deliver a written notice to each holder of Series A Convertible Preferred Stock no later than the 60th day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause (B) to require the redemption of such shares of Series A Convertible Preferred Stock, and (B) if the holders of at least a majority of the then-outstanding shares of Series A Convertible Preferred Stock so request in a written instrument delivered to the Corporation not later than seventy-five (75) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors) (the “Net Proceeds”) to redeem, to the extent legally available therefor, on the 90th day after such Deemed Liquidation Event (the “Liquidation Redemption Date”), all outstanding shares of Series A Convertible Preferred Stock at a price per share equal to the Series A Liquidation Amount. In the event of a redemption pursuant to the preceding sentence, if the Net Proceeds are not sufficient to redeem all outstanding shares of Series A Convertible Preferred Stock, or if the Proceeds are not sufficient to redeem all outstanding shares of Series A Convertible Preferred Stock, or if the Corporation does not have sufficient funds lawfully available to effect such redemption, the Corporation shall redeem a pro rata portion of each holder’s shares of Series A Convertible Preferred Stock to the fullest extent of such Net Proceeds or such lawfully available funds, as the case may be, and, where such redemption is limited by the amount of lawfully available funds, the Corporation shall redeem the remaining shares to have been redeemed as soon as practicable after the Corporation has funds legally available therefor. The provisions of Section 7(b) through 7(e) below shall apply, with such necessary changes in the details thereof as are necessitated by the context, to the redemption of the Series A Convertible Preferred Shares pursuant to this Section 4(c)(iii). Prior to the distribution or redemption provided for in this Section 4(c)(iii), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in the ordinary course of business.

(iv) The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board of Directors.

5. Optional Conversion. The holders of Series A Convertible Preferred Shares shall have the conversion rights as follows (the “Conversion Rights”).

(a) Right to Convert. Each share of Series A Convertible Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the “Conversion Date” (as defined in Section 9 below), and without the payment of additional consideration by the holder thereof, into such number of fully-paid and nonassessable shares of Common Stock as is determined by dividing (1) the sum of (i) the Stated Value per share and (ii) all dividends accrued and unpaid on each such share to the date such share is converted, whether or not declared, and all other dividends declared and unpaid on each such share through the date of actual conversion, by (2) the Series A Conversion Price in effect at the time of conversion. The “Series A Conversion Price” shall be the lesser of: (i) Seventy Five Cents ($.75); or (ii) a forty percent (40%) discount to the Market Price for the first ten (10) Trading Days after the earlier of the Common Stock being reported on a principal securities exchange or on Nasdaq, or the Common Stock being reported on the OTCBB (as defined in Section 9 below), or the National Quotation Bureau, Incorporated, or any other successor organization (the tenth day after listing or reporting, as applicable, hereinafter being referred to as the “Listing Date”). The Series A Conversion Price, and the rate at which shares of Series A Convertible Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

Notwithstanding anything to the contrary herein, if, upon payment of a dividend under Section 2 above, the taking of a vote under Section 3 above, payment of a liquidation preference payment under Section 4 above, a conversion or an anti-dilution event under this Section 5, or a redemption under Section 7 below (each, a “Payment Event”), a Listing Date has not occurred, then, solely for purposes of determining a holder’s dividend rights under Section 2 above, voting rights under Section 3 above, Preferred Liquidation Preference Payments under Section 4 above, conversion rights under this Section 5 and Section 6 below, and redemption under Section 7 below, the Series A Conversion Price shall be deemed to be Seventy Five Cents ($.75) (subject to adjustment under Section 5(d) below).

(b) Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Series A Convertible Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board of Directors, or round-up to the next whole number of shares, at the Corporation’s option. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Series A Convertible Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

(c) Mechanics of Conversion.

(i) For a holder of Series A Convertible Preferred Stock to voluntarily convert shares of Series A Convertible Preferred Stock into shares of Common Stock, that holder shall surrender the certificate or certificates for such shares of Series A Convertible Preferred Stock (or, if the registered holder alleges that such certificate has been lost, stolen, or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft, or destruction of such certificate), at the office of the transfer agent for the Series A Convertible Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that the holder elects to convert all or any number of the shares of the Series A Convertible Preferred Stock represented by such certificate or certificates and, if applicable, any event on which such conversion is contingent. The notice shall state the holder’s name or the names of the nominees in which the holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her, or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent of such certificates (or lost certificate affidavit and agreement) and notice (or by the Corporation if the Corporation serves as its own transfer agent) shall be the time of conversion (the “Conversion Time”), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of that date. The Corporation shall, as soon as practicable after the Conversion Time, issue and deliver at such office to the holder of Series A Convertible Preferred Stock, or to his, her, or its nominee(s), a certificate or certificates for the number of shares of Common Stock to which the holder(s) shall be entitled, together with cash in lieu of any fraction of a share.

(ii) The Corporation shall at all times while the Series A Convertible Preferred Stock is outstanding, reserve and keep available out of its authorized but unissued stock, for the purpose of effecting the conversion of the Series A Convertible Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Series A Convertible Preferred Stock; and if, at any time, the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then-outstanding shares of the Series A Convertible Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Amended and Restated Certificate of Incorporation.

(iii) All shares of Series A Convertible Preferred Stock that shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding, and all rights with respect to such shares, including the rights, if any, to receive notices, to vote, and to receive payment of any dividends accrued or declared but unpaid thereon, shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor. Any shares of Series A Convertible Preferred Stock so converted shall be retired and cancelled and shall not be reissued as shares of such series, and the Corporation (without the need for stockholder action) may from time to time take such appropriate action as may be necessary to reduce the authorized number of shares of Series A Convertible Preferred Stock accordingly.

(iv) Upon any such conversion, no adjustment to the Series A Conversion Price shall be made for any accrued or declared but unpaid dividends on the Series A Convertible Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

(v) The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Series A Convertible Preferred Stock pursuant to this Section 5. The Corporation shall not, however, be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Series A Convertible Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

(d) Adjustments to Series A Conversion Price for Diluting Issues.

(i) Special Definitions. For purposes of this Section 5, the following definitions shall apply:

(A) “Option” shall mean rights, options, or warrants to subscribe for, purchase, or otherwise acquire Common Stock or Convertible Securities.

(B) “Series A Original Issue Date” shall mean the date on which the first share of Series A Convertible Preferred Stock was issued.

(C) “Convertible Securities” shall mean any evidence of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(D) “Additional Shares of Common Stock” shall mean all shares of Common Stock issued (or, pursuant to Section 5(d)(iii) below, deemed to be issued) by the Corporation after the Series A Original Issue Date, other than the following (“Exempted Securities”):

(I) shares of Common Stock issued or deemed issued as a dividend or distribution on Series A Convertible Preferred Stock or Series A-1 Warrants or Series B-1 Warrants (both such terms as are defined in Section 9 below) issued as penalty warrants pursuant to Section 1 of the Interim Agreement, of even date herewith, by and among the Corporation and the other parties thereto;

(II) shares of Common Stock issued or issuable by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Section 5(e) or 5(f) below;

(III) shares of Common Stock issued or deemed issued to employees or directors of, or consultants to, the Corporation or any of its Subsidiaries pursuant to a plan, agreement, or arrangement approved by the Board of Directors; provided that, at the time of any such issuance, the aggregate of such issuances under this clause in the then preceding 12 month period shall not exceed 3,000,000 shares of Common Stock (subject to equitable adjustment in the event of a stock dividend, stock split, combination, reclassification or other similar event affecting the Common Stock); provided, further that, the aggregate issuance after the date of this document under this clause shall not, in any event, exceed 5,580,000 shares of Common Stock (subject to equitable adjustment in the event of a stock dividend, stock split, combination, reclassification or other similar event affecting the Common Stock) after the effective date of this Amended and Restated Certificate of Incorporation of OrthoSupply Management, Inc.;

(IV) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options, or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities (including the Series A Convertible Preferred Stock and the Series A-1 Warrants and the Series B-1 Warrants), in each case, provided the issuance is pursuant to the terms of such Option or Convertible Security;

(V) shares of Common Stock issued or issuable in connection with a bona fide joint venture or business acquisition of or by the Corporation, whether by merger, consolidation, sale of assets, sale or exchange of stock, or otherwise; provided that any such issuance is approved by the Board of Directors, and, at the time of such issuance, the aggregate of that issuance and similar issuances in the preceding twelve (12) month period shall not exceed ten percent (10%) of the then-outstanding Common Stock (assuming full conversion and exercise of all convertible and exercisable securities);

(VI) shares of Common Stock, Preferred Stock or other securities issued by the Reporting Company (as defined in Section 9 below) in connection with the Reverse Merger (the “Exchanged Securities”), in exchange for outstanding shares of Common Stock, Preferred Stock or other securities of the Corporation (the “Surrendered Securities”), so long as the Exchanged Securities have the same rights, designations, and limitations as the Surrendered Securities and are in identical amounts;

(VII) shares of Common Stock, Preferred Stock, or other securities issued in connection with a Qualified Financing (as defined in Section 9 below); and

(VIII) shares of Common Stock issuable to Midtown Partners & Co., LLC as placement agent in connection with the transactions consummated by the Corporation on the date of this Amended and Restated Certificate of Incorporation.

(ii) No Adjustment of Series A Conversion Price. No adjustment in the Series A Conversion Price shall be made as the result of the issuance of Additional Shares of Common Stock if: (a) the consideration per share (determined pursuant to Section 5(d)(v) below) for such Additional Shares of Common Stock issued or deemed to be issued by the Corporation is equal to or greater than the applicable Series A Conversion Price in effect immediately prior to the issuance or deemed issuance of such Additional Shares of Common Stock, or (b) prior to such issuance or deemed issuance, the Corporation receives written notice from the holders of at least a majority of the then-outstanding shares of Series A Convertible Preferred Stock agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

(iii) Deemed Issue of Additional Shares of Common Stock.

(A) If the Corporation at any time or from time to time after the Series A Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities that, upon exercise, conversion, or exchange thereof, would entitle the holder thereof to receive Exempted Securities pursuant to Sections 5(d)(i)(D)(I), (II), (III), (IV), or (V)) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility, or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(B) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Series A Conversion Price pursuant to the terms of Section 5(d)(iv) below, are revised (either automatically pursuant to the provisions contained therein or as a result of an amendment to such terms) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion, or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion, or exchange, then, effective upon such increase or decrease becoming effective, the Series A Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Series A Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no adjustment pursuant to this clause (B) shall have the effect of increasing the Series A Conversion Price to an amount that exceeds the lower of (i) the Series A Conversion Price on the original adjustment date, or (ii) the Series A Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock between the original adjustment date and such readjustment date.

(C) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities that, upon exercise, conversion, or exchange thereof, would entitle the holder thereof to receive Exempted Securities pursuant to Sections 5(d)(i)(D)(I), (II), (III), (IV), or (V) above), the issuance of which did not result in an adjustment to the Series A Conversion Price pursuant to the terms of Section 5(d)(iv) below (either because the consideration per share (determined pursuant to Section 5(d)(v) below) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Series A Conversion Price then in effect, or because such Option or Convertible Security was issued before the Series A Original Issue Date), are revised after the Series A Original Issue Date (either automatically pursuant to the provisions contained therein or as a result of an amendment to such terms) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion, or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion, or exchange, then such Option or Convertible Security, as so amended, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Section 5(d)(iii)(A) above) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(D) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security that resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Series A Conversion Price pursuant to the terms of Section 5(d)(iv) below, the Series A Conversion Price shall be readjusted to such Series A Conversion Price as would have obtained had such Option or Convertible Security never been issued.

(iv) Adjustment of Series A Conversion Price Upon Issuance of Additional Shares of Common Stock. If the Corporation shall at any time after the Series A Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 5(d)(iii) above), without consideration or for a consideration per share less than the applicable Series A Conversion Price in effect immediately prior to such issue, then the Series A Conversion Price shall be reduced, concurrently with such issue, to a price equal to the consideration received per share in connection with the issuance of such Additional Shares of Common Stock.

(v) Determination of Consideration. For purposes of this Section 5(d), the consideration received by the Corporation for the issue of any Additional Shares of Common Stock shall be computed as follows:

(A) Cash and Property: Such consideration shall:

(I) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(II) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors; and

(III) if Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration that covers both, be the proportion of such consideration so received, computed as provided in clauses (I) and (II) above, as determined in good faith by the Board of Directors.

(B) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Section 5(d)(iii) above, relating to Options and Convertible Securities, shall be determined by dividing

(I) the total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(II) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities.

(vi) Multiple Closing Dates. If the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Series A Conversion Price pursuant to the terms of Section 5(d)(iv) above, then, upon the final such issuance, the Series A Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without additional giving effect to any adjustments as a result of any subsequent issuances within such period).

(e) Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Series A Original Issue Date effect a subdivision of the outstanding Common Stock without a comparable subdivision of the Series A Convertible Preferred Stock or combine the outstanding shares of Series A Convertible Preferred Stock without a comparable combination of the Common Stock, the Series A Conversion Price in effect immediately before that subdivision or combination shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding or in proportion to such decrease in the aggregate number of shares of Series A Convertible Preferred Stock outstanding, as applicable. If the Corporation shall at any time or from time to time after the Series A Original Issue Date combine the outstanding shares of Common Stock without a comparable combination of the Series A Convertible Preferred Stock or effect a subdivision of the outstanding shares of Series A Convertible Preferred Stock without a comparable subdivision of the Common Stock, the Series A Conversion Price in effect immediately before the combination or subdivision shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding or in proportion to such increase in the aggregate number of shares of Series A Convertible Preferred Stock outstanding, as applicable. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

(f) Adjustment for Certain Dividends and Distributions. If the Corporation at any time or from time to time after the Series A Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Series A Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Series A Conversion Price then in effect by a fraction:

(1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution;

provided, however, that if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Series A Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Series A Conversion Price shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions; and provided further, however, that no such adjustment shall be made if the holders of Series A Convertible Preferred Stock simultaneously receive (i) a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Series A Convertible Preferred Stock had been converted into Common Stock on the date of such event or (ii) a dividend or other distribution of shares of Series A Convertible Preferred Stock that are convertible, as of the date of such event, into such number of shares of Common Stock as is equal to the number of additional shares of Common Stock being issued with respect to each share of Common Stock in such dividend or distribution.

(g) Adjustments for Other Dividends and Distributions. If the Corporation at any time or from time to time after the Series A Original Issue Date shall make or issue, or fix a record date for the determination of holders of capital stock of the Corporation entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property, then, and in each such event, the holders of Series A Convertible Preferred Stock shall receive, simultaneously with the distribution to the holders of such capital stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Series A Convertible Preferred Stock had been converted into Common Stock on the date of such event.

(h) Adjustment for Merger or Reorganization, etc. Subject to the provisions of Section 4(c) above, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Series A Convertible Preferred Stock) is converted into or exchanged for securities, cash, or other property (other than a transaction covered by Sections 5(e), (f), or (g) above), then, following any such reorganization, recapitalization, reclassification, consolidation, or merger, each share of Series A Convertible Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property that a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of Series A Convertible Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation, or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors) shall be made in the application of the provisions in this Section 5 with respect to the rights and interests thereafter of the holders of the Series A Convertible Preferred Stock, to the end that the provisions set forth in this

Section 5 (including provisions with respect to changes in and other adjustments of the Series A Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Series A Convertible Preferred Stock.

(i) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Series A Conversion Price pursuant to this Section 5, the Corporation, at its expense, shall, as promptly as reasonably practicable, but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series A Convertible Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Series A Convertible Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Series A Convertible Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Series A Conversion Price then in effect, and (ii) the number of shares of Common Stock and the type and amount, if any, of other securities, cash, or property that then would be received upon the conversion of Series A Convertible Preferred Stock.

(j) Notice of Record Date. In the event:

(i) the Corporation shall take a record of the holders of its Common Stock (or other stock or securities at the time issuable upon conversion of the Series A Convertible Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of stock of any class or any other securities, or to receive any other right; or

(ii) of any capital reorganization of the Corporation, any reclassification of the Common Stock, or any Deemed Liquidation Event; or

(iii) of the voluntary or involuntary dissolution, liquidation, or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Series A Convertible Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution, or right, and the amount and character of such dividend, distribution, or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation, or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other stock or securities at the time issuable upon the conversion of the Series A Convertible Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation, or winding-up, and the amount per share and character of such exchange applicable to the Series A Convertible Preferred Stock and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice. Any notice required by the provisions hereof to be given to a holder of shares of Series A Convertible Preferred Stock shall be deemed sent to such holder if deposited in the United States mail, postage prepaid, and addressed to such holder at his, her, or its address appearing on the books of the Corporation.

6. Conversion Cap. In no event shall any holder be entitled to convert any Preferred Stock to the extent that, after such conversion, the sum of the number of shares of Common Stock beneficially owned by any holder and its affiliates (other than shares of Common Stock which may be deemed beneficially owned through the ownership of the unconverted portion of the Preferred Stock or any unexercised right held by any holder subject to a similar limitation), would result in beneficial ownership by any holder and its affiliates of more than 4.99% of the outstanding shares of Common Stock (after taking into account the shares to be issued to the holder upon such conversion). For purposes of this Section 5(d) above, beneficial ownership shall be determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended. Nothing herein shall preclude the holder from disposing of a sufficient number of other shares of Common Stock beneficially owned by the holder so as to thereafter permit the continued conversion of the Preferred Stock.

7. Redemption.

a. Optional Redemption. The Corporation shall not at any time have the right at its election to call or to redeem all or any shares of Series A Convertible Preferred Stock. Upon the occurrence of a Change in Control Event (as defined in Section 9 below), the holders of at least a majority of the then-outstanding shares of Series A Convertible Preferred Stock, voting together as a single class, may elect, at anytime within twenty (20) days after the occurrence of the Change in Control Event (the “Redemption Period”), to cause the Corporation to redeem all, or a portion, of the Series A Convertible Preferred Stock by delivering written notice to the Corporation (the “Redemption Notice”). The Redemption Notice shall specify the holders that have elected to have his or its Series A Convertible Preferred Stock redeemed and the number of shares that each such holder is electing to have redeemed (collectively, the “Redeemed Shares”). The Corporation shall provide notice to the holders of the Series A Convertible Preferred Stock, or the Preferred Stock Representative, if any, within three (3) days of the occurrence of the Change in Control Event. Within twenty (20) days of receipt of a the Redemption Notice, the Corporation shall redeem the Redeemed Shares using funds legally available therefor.

b. Redemption Price and Payment. The Series A Convertible Preferred Stock to be redeemed on the Redemption Date shall be redeemed by paying for each share cash in an amount equal to (a) the Stated Value per share of each such share plus (b) an amount equal to the total amount of (i) all dividends accrued and unpaid on each such share to the date such share is redeemed, whether or not declared, and (ii) all other dividends declared and unpaid on each such share through the date of actual redemption (the “Redemption Price”). Such payment shall be made in full on the Redemption Date to the holders entitled thereto with respect to their shares being redeemed on such date.

If the funds of the Corporation legally available for redemption of Series A Convertible Preferred Stock on the Redemption Date are insufficient to redeem the number of shares of Series A Convertible Preferred Stock required under this Section 7 to be redeemed on such date, those funds which are legally available will be used to redeem the shares of Series A Convertible Preferred Stock to be redeemed on the Redemption Date and the maximum possible number of such shares of Series A Convertible Preferred Stock ratably if the funds of the Corporation legally available therefor are insufficient to redeem all shares of Series A Convertible Preferred Stock. At any time thereafter when additional funds of the Corporation become legally available for the redemption of Series A Convertible Preferred Stock, such funds will be used, at the end of the next succeeding fiscal quarter, to redeem the balance of the shares of Series A Convertible Preferred Stock which the Corporation was theretofore obligated to redeem, ratably.

c. Redemption Notice by the Corporation. At least twenty (20) but not more than thirty (30) days prior to the Redemption Date, written notice (the “Corporation Redemption Notice”) shall be given by the Corporation by mail, postage prepaid, by reputable overnight delivery service, or by facsimile transmission, to each holder of record (at the close of business on the business day next preceding the day on which the Redemption Notice is given) of shares of Series A Convertible Preferred Stock notifying such holder of the redemption and specifying the Redemption Price, Redemption Date and the place where the said Series A Redemption Price shall be payable.

d. Surrender of Certificates. On or before the applicable Redemption Date, each holder of shares of Series A Convertible Preferred Stock to be redeemed on such Redemption Date, unless such holder has exercised his, her or its right to convert such shares as provided in Section 5 above, shall surrender the certificate(s) representing such shares to the Corporation, in the manner and at the place designated in the Corporation Redemption Notice, and thereupon, the Redemption Price for such shares shall be payable to the order of the person whose name appears on such certificate(s) as the owner thereof, and each surrendered certificate shall be cancelled and retired.

e. Redeemed or Otherwise Acquired Shares. Any shares of Series A Convertible Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its Subsidiaries shall be automatically and immediately cancelled and shall not be reissued, sold or transferred. Neither the Corporation nor any of its Subsidiaries may exercise any voting or other rights granted to the holders of Series A Convertible Preferred Shares following redemption.

8. Waiver. Any of the rights, powers, or preferences of the holders of Series A Convertible Preferred Stock set forth herein may be waived by the affirmative consent or vote of the holders of at least a majority of the shares of Series A Convertible Preferred Stock then outstanding.

9. Definitions. As used herein, the following terms shall have the following meanings:

a. “Affiliate” means with respect to any individual, corporation, partnership, association, trust, or any other entity (in each case, a “Person”), any Person that, directly or indirectly, Controls, is Controlled by, or is under common Control with such Person, including without limitation, any general partner, executive officer, or director of such Person or any holder of ten percent or more of the outstanding equity or voting power of such Person.

b. “Change in Control Event” shall mean a transaction or a series of related transactions which result in a Person and Affiliates of such Person, other than the Founders (as defined in that certain Investor Rights Agreement, of even date herewith, by and among the Corporation and the other parties thereto (the “Investor Rights Agreement”)), acquiring, in the aggregate, 50.1% or more of the Corporation’s outstanding voting securities; provided, however, the Reverse Merger shall not be a Change in Control Event.

c. “Closing Price” for any day means: (i) the last reported sales price regular way of the Common Stock on such day on the principal securities exchange on which the Common Stock is then listed or admitted to trading or on Nasdaq, as applicable, (ii) if no sale takes place on such day on any such securities exchange or system, the average of the closing bid and asked prices, regular way, on such day for the Common Stock as officially quoted on any such securities exchange or system, (iii) if on such day such shares of Common Stock are not then listed or admitted to trading on any securities exchange or system, the last reported sale price, regular way, on such day for the Common Stock in the domestic over-the-counter market as reported on the Over the Counter Bulletin Board (the “OTCBB”), or (iv) if no sale takes place on such day, the average of the high and low bid price of the Common Stock on such day in the domestic over-the-counter market as reported on the OTCBB, (v) if on such day such shares of Common Stock are not then listed or admitted to trading on any securities exchange or system, the last reported sale price, regular way, on such day for the Common Stock in the domestic over-the-counter market as reported on the by the National Quotation Bureau, Incorporated, or any other successor organization, or (vi) if no sale takes place on such day, the average of the high and low bid price of the Common Stock on such day in the domestic over-the-counter market as reported by the National Quotation Bureau, Incorporated, or any other successor organization, or (vii) if no bid and asked prices are reported for the Common Stock on the OTCBB or by the National Quotation Bureau, Incorporated or any other successor organization for such day, the average of the high and low bid and asked price of any of the market makers for the Common Stock as reported on the OTCBB or in the “pink sheets” by the Pink Sheets LLC. If at any time such shares of Common Stock are not listed on any domestic exchange or quoted in the NASDAQ System or the domestic over-the-counter market or reported in the “pink sheets,” the Closing Price shall be the fair market value thereof determined by an independent appraiser selected in good faith by the Board of Directors.

d. “Control” means the possession, directly or indirectly, of power to direct or cause the direction of management or policies (whether through ownership of voting securities, by agreement or otherwise).

e. “Conversion Date” shall mean either (1) the Effective Date of the Corporation’s SB-2 Registration Statement, or (2) the date that the holder of the Series A Convertible Preferred Stock has satisfied the minimum one year holding requirements set forth in SEC Rule 144(d).

f. “Effective Date” shall mean the date on which the SEC declares effective the Corporation’s Registration Statement filed pursuant to Section 2.1 of the Investor Rights Agreement.

g. “Market Price” shall mean the average of the ten (10) Closing Prices of the Common Stock for the ten (10) Trading Days preceding the date or the dates that the dividend is due or a conversion is to occur. Notwithstanding the foregoing, if at the time a dividend is paid pursuant to Section 2(a) above with registered Common Stock, and the Corporation’s Common Stock is not listed on any domestic exchange or quoted in the NASDAQ System or the domestic over-the-counter market or reported in the “pink sheets,” the Closing Price shall be the fair market value thereof determined by an independent appraiser selected in good faith by the Board of Directors.

h. “Person” shall mean any individual, partnership, firm, corporation, association, trust, unincorporated organization or other entity, as well as any syndicate or group that would be deemed to be a person under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

i. “Qualified Financing” means any equity offering obtained by the Corporation or the Reporting Company after the date of this Amended and Restated Certificate of Incorporation, provided, however, the gross aggregate proceeds raised shall be no more than $1,000,000 and a Qualified Financing may not occur more than twelve (12) months after the date of this Amended and Restated Certificate of Incorporation. As a point of clarification, all equity financings after the date of this Amended and Restated Certificate of Incorporation (other than issuance of Series A Convertible Preferred Stock or Exempt Securities) shall be aggregated, including offering by the Reporting Company after completion of the Reverse Merger, for purposes of determining if the $1,000,000 cap has been met.

j. “Reporting Company” has the meaning set forth in clause k. below.

k. “Reverse Merger” means the reverse triangular merger transaction or other similar transaction contemplated by the Interim Agreement, of even date herewith, by and among the Corporation and the other parties thereto, pursuant to which the Corporation would become a wholly-owned subsidiary of an asset-less company currently reporting under the Securities Exchange Act of 1934, as amended (the “Reporting Company”). Upon completion of the Reverse Merger (if any), the founders of the Corporation will become the controlling shareholders of the Reporting Company, and the holders of Series A Convertible Preferred Stock will exchange Series A Convertible Preferred Stock and related warrants issued by the Corporation for Series A Convertible Preferred Stock and Series A-1 Warrants and Series B-1 Warrants, with identical rights, preferences, and designations, issued by the Reporting Company.

l. “SEC” means the United States Securities and Exchange Commission.

m. “SEC Rule 144” means Rule 144 promulgated by the SEC under the Securities Act.

n. “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

o. “Series A-1 Warrants” means warrants for the purchase of the Common Stock having the same terms, conditions, and exercise price as the Series A-1 Warrants originally issued to the Series A Investors (as defined in the Investor Rights Agreement).

p. “Series B-1 Warrants” means warrants for the purchase of the Common Stock having the same terms, conditions, and exercise price as the Series B-1 Warrants originally issued to the Series A Investors.

q. “Subsidiary” shall mean any corporation, association, partnership, limited liability company or other business entity of which more than fifty percent (50%) of the total voting power is, at the time, owned or controlled, directly or indirectly, by the Corporation or one or more of the other Subsidiaries of the Corporation or a combination thereof.

r. “Trading Day” means a day on which the securities exchange, association, or quotation system on which shares of Common Stock are listed for trading shall be open for business or, if the shares of Common Stock shall not be listed on such exchange, association, or quotation system for such day, a day with respect to which trades in the United States domestic over-the-counter market shall be reported.